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RICHARD HOROWITZ

richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

August 22, 2022

Lisa N. Larkin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management — Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C.  20549-0504

Re:                             Calamos Aksia Alternative Credit Fund
File Nos: 333-266053, 811-23815

Dear Ms. Larkin:

We are writing in response to comments provided on August 4, 2022 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on July 8, 2022 on behalf of Calamos Aksia Alternative Credit Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

Comment 1.                            Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering.

Response 1.                               We hereby confirm that no test-the-water materials have been presented to potential investors in connection with this offering.

Comment 2.                            We note that the registration statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise as to the status of each of the applications disclosed in the registration statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement.

Response 2.                               The Fund intends to offer multiple classes of shares pursuant to the exemptive relief granted to Calamos-Avenue Management, LLC (File no. 812-15131, Notice No. 34300 (June 14, 2021), Order No. 34327 (Jul. 12, 2021)), which exemptive relief applies to any Future Funds (as that term is defined in the Notice and application). The Fund and the Advisors submitted an exemptive application on July 15, 2022 (file number 812-15369) to the SEC for co-investment relief. An amended and restated exemptive application was filed on August 3, 2022 (file number 812-15369) simply to add Aksia-advised affiliated funds as applicants.

Facing Sheet

Comment 3.                            Section 8(c) of the 1933 Act relates to post-effective amendments. Please remove the check from the box next to “when declared effective pursuant to Section 8(c).

Response 3.                               The disclosure has been revised accordingly.

Prospectus

Page ii

Comment 4.                            In the first line, disclosure states, “Under normal circumstances, the Fund will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in credit-related instruments.” The Fund’s name includes “Alternative.” Please incorporate this term into the Fund’s 80% policy.

Response 4.                               Rule 35d-1 under the 1940 Act provides that a fund’s name that suggests the fund focuses its investments in “a particular type of investment or investments” must adopt a policy to invest, under normal circumstances, at least 80% of its assets in the particular type of investments. We do not believe that “alternative credit” suggests a particular type of investment or investments. The Fund discloses that “credit-related instruments” include a variety of fixed income securities (see page (ii)) and we do not believe that the use of the word “Alternative” in the Fund’s name suggests particular types of investments.

Page iii

Comment 5.                            In the last paragraph, please explicitly add a cross-reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j. of Form N-2.

Response 5.                               The disclosure has been revised accordingly.

Page 2 — Investment Opportunities and Strategies

Comment 6.                            The Fund discloses that it may invest in SPVs and/or JVs that primarily hold loans or credit-like securities. Will the Fund primarily control any of the SPVs or JVs? “Primarily controlled” means (1) the Fund controls the SPV or JV within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the SPV or JV is greater than that of any other person.

Response 6.                               We have deleted this language from the registration statement.

Page 15 — Fee Table

Comment 7.                            Disclosure throughout the registration statement indicates that the Fund may invest in shares of other investment companies and/or ETFs. If the fees and expenses incurred directly by the Fund as a result of such investments will exceed 0.01% of the Fund’s net assets, please include a line item in the Fee Table for Acquired Fund Fees and Expenses. If not, please confirm that such fees and expenses are included in the line item for “Other Expenses” in the Table. See Item 3, Instr. 10 of Form N-2.

Response 7.                               The Fund respectfully submits that at this time, it has not determined whether AFFE of such ETFs is expected to exceed 0.01%.  The Fund hereby undertakes to include AFFE as a line item in the fee table in the Registration Statement if the AFFE of such ETFs is expected to exceed 0.01%.

Page 18 — The Fund

Comment 8.                            In the second paragraph, if the Fund’s objective can be changed without a shareholder vote, please say so. See Item 8.2. of Form N-2.

Response 8.                               The disclosure has been revised accordingly.

Page 22 — Downside Risk Protection

Comment 9.                            Please add disclosure explaining “downside protection” using plain English.

Response 9.                               The disclosure has been revised accordingly.

Page 24 — Rediscount/Consumer and SME Lending

Comment 10.                     Please define “SME” using plain English.

Response 10.                        The disclosure has been revised accordingly.

Page 25 — Liquid Alternative Investment Strategies

Comment 11.                     In the first paragraph, disclosure states that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of CoCos (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether and how much the Fund intends to invest in CoCos.

Response 11.                        The Fund may invest in contingent convertible securities, but investing in contingent convertible securities is not anticipated to be a principal investment strategy of the Fund. For this reason, the Fund respectfully declines to make any changes in response to this comment.

Comment 12.                     In the last sentence of the last paragraph, disclosure states that the Fund may engage in active and frequent trading of portfolio securities. In the risk section, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response 12.                        We believe that the last risk factor in the prospectus, subheading “Portfolio Turnover”, is responsive to your comments.

Page 27 — Private Credit Sub-Advisor & Private Credit Primary Funds Investment Process

Comment 13.                     In the first sentence, disclosure refers to a third-party investment manager’s “edge.” Please describe this term using plain English.

Response 13.                        We have deleted the word “edge” in the first sentence.

Page 47 — Use of Leverage: Risk Borrowing by the Fund

Comment 14.                     In the third paragraph, disclosure refers to the possibility that the Fund will use preferred stock. Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response 14.                        We hereby confirm that the Fund does not intend to offer preferred shares within 12 months of effectiveness of the Registration Statement.

Comment 15.                     Please provide a table illustrating the effects of leverage. See Item 8.3.b. of Form N-2.

Response 15.                        The disclosure has been revised accordingly.

Page 77 — Conflicts of Interest

Comment 16.                     Please disclose conflicts of interest that may arise in relation to the Advisors’ selection of investments or use techniques (such as leverage) that have the effect of increasing their compensation.

Response 16.                        We note that the Investment Management Fee payable to the Advisors is based on the net asset value of the Fund and, therefore, the Fund’s use of various investment techniques (including leverage) should not create additional conflicts of interest. Please see “Types of Investments and Related Risk — Use of Leverage: Risk of Borrowing by the Fund” in the prospectus.

Page 94 — Anti-Takeover Provisions in the Declaration of Trust

Comment 17.                     Please (i) describe the positive and negative effects of these provisions (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over prevailing market price); (ii) whether the voting requirements to change the nature of the company’s business, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (iii) whether the board of trustees have considered the provisions and determined that they are in the best interests of shareholders.

Response 17.                        The disclosure has been revised accordingly.

Page 95 — Plan of Distribution

Comment 18.                     If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the 1933 Act or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response 18.                        The disclosure has been revised accordingly.

Page 98 — Dividend Reinvestment Plan

Comment 19.                     Please disclose how the Fund will treat partial shares. See Item 10.e. of Form N-2.

Response 19.                        The Fund notes that the disclosure as currently drafted addresses the treatment of partial shares under the policy. See the reference to fractional shares in the sentence “Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.” The Fund therefore respectfully declines to revise the disclosure.

Statement of Additional Information

Page B-10 — Involuntary Repurchases and Mandatory Redemptions

Comment 20.                     Disclosure states that the Fund, consistent with the requirements of the Fund’s Declaration of Trust and the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Shares under certain circumstances, including when “it would be in the best interests of the Fund to repurchase or redeem Shares.” Please delete this bullet point or revise it to state that involuntary redemptions will be conducted consistent with Rule 23c-2.

Response 20.                        The disclosure has been revised accordingly.

Part C

Item 34 — Undertakings

Comment 21.                     Please add the required undertaking in Item 34.6 or explain why it is not necessary. See Item 34.6 of Form N-2.

Response 21.                        The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz